Crédit Agricole Securities (USA) Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2019
(Dollars in Thousands)

	Common Stock		Additional Paid-in Capital		Retained Earnings/(Accumulated Deficit)		Accumulated Other Comprehensive (Loss)		Total Stockholder's Equity
Balance - Jan 1, 2019	$	10	$	643,794	$	49,864	$	(5,781)	$ 687,887
Net income		-		-		42,113		-	42,113
Other comprehensive income: Gains from pension and other post-retirement benefits, (net of $239 tax)		-		-		-		(1,647)	(1,647)
Balance - Dec 31, 2019	$	10	$	643,794	$	91,977	$	(7,428)	$ 728,353

See notes to financial statements.